Mail Stop 3561

July 31, 2008

Via Facsimile and U.S. Mail

Mr. Frank Aiello
  President and Chief Executive Officer
CAL ALTA AUTO GLASS, INC.
#8 3927 Edmonton Trail N.E.
Calgary, Alberta Canada T2E6T1

> **Re:** **Cal Alta Auto Glass, Inc.**
> **Supplemental response letter dated July 7, 2008 regarding**
> **the Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-51227**

Dear Mr. Aiello:

We have reviewed your supplemental response letter to us dated July 7, 2008 in response to our letter of comment dated April 29, 2008 and have the following comments which should be reflected in amendments to your December 31, 2007 Annual Report on Form 10-KSB and March 31, 2008 Quarterly Report on Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendments should be filed as soon as possible.

Form 10-KSB (Fiscal Year Ended December 31, 2007)

Changes in Securities / Recent Sales of Unregistered Securities

1.   We have reviewed your proposed new disclosure shown in response to our prior
        comment 2. Your response indicates that the total shares issued for services equates to
        1,145,000 shares (i.e., 70,000 shares and 1,075,000 shares) whereas the statement of
        changes in stockholders' equity reflects a total issuance of 1,150,000 shares for services
        on May 10, 2007. Please reconcile this apparent 5,000 share difference. Further expand
        the disclosure to indicate whether the value assigned to the shares issued to the four
        individuals for consulting services aggregated $301,000.

Management's Discussion and Analysis

Results of Operations

2.   See your discussion of 'cost of goods sold.' In the amended filing, please clarify that
        cost of goods sold *increased* as a percentage of sales by approximately 2%. Your current
        disclosure indicates there was a 'decrease.' The resulting narrative discussion of the
        reason for the *increase* should also be revised.

3.   We have reviewed your proposed new disclosure shown in response to our prior
        comment 4. Expand the discussion to indicate whether or not Mr. Aiello also receives a
        separate salary from the Company in connection with him being employed as President
        of the Company. We suggest you include your response to our prior comment 4 also in
        the last paragraph of Note 5 ("Related Party Transactions") to the audited financial
        statements, including the management fee expense for each period in which statements of
        operations are presented.

4.   We have reviewed your proposed new disclosure shown in response to our prior
        comment 5. Expand the discussion to indicate whether you anticipate the amount of
        fiscal year 2007 consulting services to be representative of ongoing annual consulting
        expenses, or explain the nature of any one time significant costs incurred during the year.
        As you were also a public company in fiscal year 2006, it is unclear why the costs of
        being a public company increased significantly in fiscal year 2007. As such, further
        explain the nature of the investor relations services performed, and separately, the
        business management services provided by FAA Enterprises during the year. If any of
        these costs were one time in nature, and unusual or infrequent so disclose. We note that
        your response to prior comment 17 indicates FAA Enterprises provided management
        services related to work on your business plan. Please provide this disclosure also in
        MD&A.

Critical Accounting Policies

5.   We have reviewed your proposed new disclosure shown in response to our prior comment 8. Expand Note 2(i) to your audited financial statements to also include your proposed new disclosure for "Allowance for Doubtful Accounts." Further, with respect to the proposed new disclosure for "Loans Receivable," expand to disclose why you have classified this loan receivable as long-term rather than short-term, as it is callable by you at any time. To the extent you do not foresee this loan (i.e., FAA Enterprises) being called within the next twelve months of your most recent balance sheet date, so disclose.

Financial Statements

Note 2(h) Property and Equipment / Depreciation

6.   We have reviewed your response to our prior comment 10. Please tell the amount of fixed asset disposals during the year, and advise whether any gain or loss has been reflected in the financial statements. Please provide us with a reconciliation of the beginning and ending balance of the "net property and equipment" balance sheet account for the fiscal year 2007, including the amount of additions, disposals, and explain any other changes. Finally, please tell us whether and how currency and translation issues impacted the balances of property and equipment and of depreciation expense.

7.   Further from your response, it appears there was a change in depreciation method during the year. This appears to be a change in accounting estimate that has been effected by a change in accounting principle and, if significant, requires footnote disclosures pursuant to paragraphs 17, 18 and 22 of SFAS No. 154. For reference, see paragraphs 19-21 of SFAS No. 154 and paragraphs B24-B26 of Appendix B to SFAS No. 154. Please provide the disclosures in the amended Form 10-KSB. In addition, Exhibit 18 ("Letter on change in accounting principles") is required to be filed as an exhibit to the amended Form 10-KSB pursuant to the requirements of Item 601(b)(18) to Regulation S-B. Alternatively, if you do not consider the impact of the change to be significant, please describe the nature of, and reasons for the change and provide numerical support for your conclusion.

Note 2(j) Income Taxes

8.   We have reviewed your response to our prior comment 11. Please revise the first sentence of the second paragraph as follows: "Deferred tax assets are reduced by a valuation allowance…that some portion <u>or</u> all of the deferred tax assets will <u>not</u> be realized." In this regard, please insert the underlined wording.

Note 2(k) GST Payable

9.   We have reviewed your response to our prior comment 12. Please expand Note 2(k) to disclose your accounting policy as to whether the collection of sales taxes are presented

in the statements of operations on either a gross (included in revenues and costs) or on a net basis (excluded from revenues). If you include the collection of these sales taxes on a gross basis, disclose the amount of taxes collected for each period in which statements of operations are presented. Refer to disclosure requirements of paragraph 4 to EITF 06-3.

Note 5. Related Party Transactions

10.   We have reviewed your response to our prior comment 13. Please expand Note 5 to disclose your response that there are no repayment terms and that the interest rates is 5% as relating to the note payable to Mr. Aiello. In this regard, we assume that the note must be repayable upon demand. If true, please so indicate in the footnote.

11.   We have reviewed your response to our prior comment 14. Please consider expanding Note 5 to indicate whether you have received an oral or written agreement from the respective parties with the right to offset the receivable due from FAA Enterprises with the payable due to Westcan Auto Glass Supplies, Inc.

Note 7. Common Stock

12.   We have reviewed your response to our prior comments 15 and 16. Please ensure that the introductory paragraph of Note 7 is revised to indicate your accounting is based on SFAS No. 123(R). Further, please ensure that your disclosure clarifies, if true, that share-based transactions with nonemployees are measured either by the fair value of the equity instruments issued or by the fair value of the goods or services received, whichever is more reliably measurable. For share-based transactions with employees, see the guidance set forth in paragraph 10 of SFAS No. 123(R). Please revise your disclosures accordingly, and if necessary, your financial statement balances should be revised to comply with guidance in paragraphs 7 and 10 of SFAS No. 123(R).

13.   We have reviewed your response to our prior comment 17 relating to the shares issued for services to FAA enterprises on June 1, 2007 at $0.07 per share. It is unclear from your response as to how it was determined that the fair value of these shares should be substantially different from the shares issuances in May 2007 and July 2007 which ranged around $0.25 to 0.28 per share. To the extent the FAA Enterprise share issuance was at a discount, which appears to be the situation, the discount should be reflected as additional expense in your financial statements. However to the extent, the fair value of the services received were valued at only $0.07 per share, please provide us with the detailed methodology used by the Company in determining the value of these services provided as compared to similar services if were provided by nonrelated parties, and as compared to your most recent common share issuances in May 2007 and June 2007. We may have further comments upon review of your response.

Form 10-Q (Quarter Ended March 31, 2008)

Interim Review Report

14.   Please include a title to this report, such as "Independent Accountant's Report." Also, the first sentence of the introductory paragraph should make reference to the comparative 2007 interim period as pertaining to the statements of operations, changes in stockholders' equity and cash flows. Further, the third paragraph should be revised to indicate: "Based on our review…for them to be in conformity with accounting principles generally accepted in the United States of America." Please revise in an amendment to the March 31, 2008 Form 10-Q.

Management's Discussion and Analysis

Results of Operations

15.   Please expand to discuss the sources of the significant amount of "other income" and "interest income (related party)" for the three months ended March 31, 2008 as shown on the face of the statements of operations. Please revise in an amendment to the March 31, 2008 Form 10-Q.

Exhibit 31.1

16.   Please revise this Exhibit to comply with the exact wording format as shown in Item 601(b)(31) of Regulation S-K. We note certain paragraphs you provided are not consistent with the wording required by Item 601(b)(31) of Regulation S-K. Please file a corrected version in an amendment to the March 31, 2008 Form 10-Q.

Other

17.   Internal Control over Financial Reporting

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial

Reporting Release 76). You can find this release at:
http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief